FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

January 11, 2012

Item 3.	News Release:

A news release announcing the material change was issued on January 12, 2012 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company announced the promotion of Mr. Dallyn Willis to Chief Financial Officer of the Company.

Item 5.	Full Description of Material Change:

The Company announced the promotion of Mr. Dallyn Willis, CA from Vice-President Finance and Administration to Chief Financial Officer. Mr. Willis joined the Company from PriceWaterhouseCoopers in February, 2011 where he had been an auditor in PWC’s Vancouver, Canada and Hamilton, Bermuda offices. Dallyn has particular expertise in US GAAP and SOX compliance matters and has been acting in the capacity of CFO since joining the Company in early 2011.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer (604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

January 12, 2012